UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT

TO § 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO

§ 240.13d-2(a)

(Amendment No. 4)1

Diversified Healthcare Trust

(Name of Issuer)

Common Shares of Beneficial Interest, $0.01 par value per share

(Title of Class of Securities)

25525P107

(CUSIP Number)

LAURA ARNOLD

FLAT FOOTED LLC

3415 North Pines Way

Suite 205

Wilson, Wyoming 83014

(917) 439-7926

SEAN E. O’DONNELL

CHRISTOPHER CARTY

HERRICK, FEINSTEIN LLP

Two Park Avenue

New York, New York 10016

(212) 592-1400

JASON DANIEL

AKIN GUMP STRAUSS HAUER & FELD LLP

2300 N. Field Street

Suite 1800

Dallas, TX 75201

(214) 969-4209

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

September 18, 2023

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§ 240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See § 240.13d-7 for other parties to whom copies are to be sent.

1

The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 25525P107

1	NAME OF REPORTING PERSON FLAT FOOTED LLC
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION DELAWARE

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 23,487,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 23,487,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,487,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IA, OO, HC

CUSIP No. 25525P107

1	NAME OF REPORTING PERSON MARC ANDERSEN
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☐
3	SEC USE ONLY
4	SOURCE OF FUNDS AF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION USA

NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER - 0 -
	8	SHARED VOTING POWER 23,487,000
	9	SOLE DISPOSITIVE POWER - 0 -
	10	SHARED DISPOSITIVE POWER 23,487,000

11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 23,487,000
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 9.8%
14	TYPE OF REPORTING PERSON IN, HC

CUSIP No. 25525P107

The following constitutes Amendment No. 4 to the Schedule 13D filed by the undersigned (“Amendment No. 4”). This Amendment No. 4 amends the Schedule 13D as specifically set forth herein. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 13D.

Item 4.	Purpose of Transaction.

Item 4 is hereby amended to add the following:

On September 18, 2023, the Reporting Persons delivered a letter (the “Letter”) to the Board of Trustees of the Issuer (the “Board”) expressing the Reporting Persons’ belief that the Issuer would benefit from a better alignment of interests with its outside manager, The RMR Group (“RMR”), with respect to promoting targeted asset sales to improve liquidity. Accordingly, the Reporting Persons would be highly supportive of an appropriate warrant program (or similar arrangement) designed to reward RMR for successfully consummating such targeted sales or otherwise materially enhancing shareholder value. The Reporting Persons are aware that at least one third party recently approached the Issuer regarding potentially acquiring certain of the Issuer’s assets, including its medical office and life science buildings, but we are unaware of any engagement by the Issuer with a potential purchaser. The Reporting Persons do not have any further details about either the expressions of interest or if the proposals should be reasonably acceptable to the Issuer, but the Reporting Persons encourage the Board to explore them.

Item 5.	Interest in Securities of the Issuer.

The aggregate percentage of Shares reported owned by each person named herein is based upon 239,786,763 Shares outstanding as of July 27, 2023, which is the total number of Shares outstanding as reported in the Issuer’s Quarterly Report on Form 10-Q, filed with the Securities and Exchange Commission on August 1, 2023.

A.	Flat Footed

(a)	As the investment manager of the Funds, Flat Footed may be deemed to beneficially own the 23,487,000 Shares held by the Funds.

Percentage: Approximately 9.8%

(b) 1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 23,487,000

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 23,487,000

(c)	Flat Footed has not entered into any transactions in the Shares during the past sixty days.

B.	Mr. Andersen

(a)	As the Managing Member of Flat Footed, Mr. Andersen may be deemed to beneficially own the 23,487,000 Shares held by the Funds.

Percentage: Approximately 9.8%

(b) 1.	Sole power to vote or direct vote: 0

2.	Shared power to vote or direct vote: 23,487,000

3.	Sole power to dispose or direct the disposition: 0

4.	Shared power to dispose or direct the disposition: 23,487,000

(c)	Mr. Andersen has not entered into any transactions in the Shares during the past sixty days.

Item 6.	Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

Item 6 is hereby amended to add the following:

The Funds hold (i) $1,260,000 aggregate principal amount of the Company’s 4.750% senior unsecured notes due 2024, (ii) $4,000,000 aggregate principal amount of the Company’s 9.750% senior unsecured notes due 2025, (iii) $28,015,000 aggregate principal amount of the Company’s 4.750% senior unsecured notes due 2028, (iv) $59,300,000 aggregate principal amount of the Company’s 4.375% senior unsecured notes due 2031, (v) $39,309,450 aggregate principal amount of the Company’s 5.625% senior unsecured notes due 2042, and (vi) $18,094,900 aggregate principal amount of the Company’s 6.250% senior unsecured notes due 2046.

CUSIP No. 25525P107

SIGNATURES

After reasonable inquiry and to the best of his knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: September 19, 2023

Flat Footed LLC

By:	/s/ Marc Andersen
	Name:	Marc Andersen
	Title:	Managing Member

/s/ Marc Andersen
Marc Andersen